Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
	$	$	$	$	$
Available earnings:
Earnings before income taxes and equity earnings	490	448	505	236	72
Add fixed charges:
Interest expense incurred	115	144	76	75	83
Amortization of debt expense and discount	10	11	7	8	4
Interest portion of rental expense (1)	12	11	11	11	11

Total earnings as defined	627	614	599	330	170

Fixed charges:
Interest expense incurred	115	144	76	75	83
Amortization of debt expense and discount	10	11	7	8	4
Interest portion of rental expense (1)	12	11	11	11	11

Total fixed charges	137	166	94	94	98
Ratio of earnings to fixed charges	4.6	3.7	6.4	3.5	1.7

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e. 1/3 of rental expense).